April 11, 2007

Mr. Adam D. Rossetti
Ropes & Gray LLP
One International Place
Boston, MA 02110-2624

> RE: Stone Harbor Investment Funds
>   Registration Statement File Nos. 333-141345 and 811-22037
>   Stone Harbor Emerging Markets Debt Fund
>   Stone Harbor High Yield Bond Fund

Dear Mr. Rossetti:

We have reviewed the registration statement for the Stone Harbor Investment Funds, filed on Form N-1A with the Securities and Exchange Commission on March 16, 2007 and have the following comments.

PROSPECTUS

Investment Objective, page 2 and page 6

1. The Funds' investment objective is to maximize total return. Please disclose the strategies that each of the Funds will use to accomplish its capital appreciation component of its total return objective. In addition, please define total return in the Prospectus where you deem appropriate. Please note that total return consists of income from dividends and interest as well as appreciation or depreciation in the price of a security.
2. Please disclose, with respect to both Funds, whether they may satisfy the 80% requirement of Rule 35d-1 under the 1940 Act by investing in derivatives. Please also disclose the extent to which each Fund expects to invest in derivatives.
3. Please discuss in your correspondence the extent to which the Stone Harbor Emerging Markets Bond Fund plans to invest in Asia.

Fund Goals, Strategies, and Risks, page 2 and page 6

4. Please state clearly the minimum rating in which the Emerging Markets Debt Fund can invest.

5. Please state clearly the minimum rating for preferred stocks and for debt securities in which the High Yield Bond Fund may invest.

6. The Prospectus states "Duration is an approximate measure of the sensitivity of a fixed income security to interest rate risk. Securities with higher durations are generally more sensitive to this risk." Please provide an example of duration. For example, a fund with a duration of 7 would likely drop 7% in value if interest rates rose one percentage point.

Principal Risks of Investing in the Fund, page 3 and 7

7. It appears likely that both Funds will experience high rates of portfolio turnover. This likelihood will be increased by the Funds' use of derivative securities. If a fund may experience a portfolio turnover rate in excess of 100%, please move the disclosure on page 14 in the Portfolio Turnover section to the Principal Risks of Investing in the Fund section for each applicable Fund. In addition, please enhance the disclosure by stating the expected portfolio turnover rate for the Funds' first fiscal year and include a statement that it is possible that the rate would be substantially higher than that.

Fee Table, page 4 and 8

8. The waiver agreements will need to be filed as an amendment to the Form N-1A prior to the effectiveness of the filing.
9. Please be advised that if the Funds invest in shares of another fund N-1A requires an additional line titled "Acquired Fund Fees and Expenses" to be included in the total annual fund operating expenses.

More on the Funds' Investments and Related Risks, page 9

10. Please ensure that all principal risks are discussed in Item 2 of the Prospectus (e.g. loan participations and assignments, structured notes, focused investments). This section provides additional information about the Funds' investments as well as the principal risks that may affect a Fund's portfolio.

Derivative Transactions, page 12

11. In the first sentence discussing derivative transactions the disclosure states that "The Funds may, but are not required to, engage in derivative transactions…" Please explain in your correspondence why the investment in derivative transactions is the only type of investment where the language, "but are not required to", has been included.

The Portfolio Managers, page 15

12. The prospectus describes the investment team. For each such member, please include a description of any limitations on the person's role and relationship between the person's role and the roles of other persons who have responsibility for the day-to-day

management of the Registrant's portfolio. See Instruction 2 to Item 5(a)(2) of Form N-1A.

Redemption Payments, page 20

13. It states that "if you recently purchased your shares by check, your redemption proceeds will not be sent to you until your original check clears which may take up to 15 days." The staff has taken the position that redemption proceeds may be held for up to 10 calendar days.

Redemption In-Kind, page 20

14. The Fund may pay the proceeds of redemption by making an in-kind distribution of securities. Please file a notification of election on Form N-18F-1.

Share Transactions, page 21

15. There is disclosure that states that "The Fund may adopt other policies from time to time requiring mandatory redemption of shares in certain circumstances." Please explain to us what "circumstances" you are referring to.

Frequent Purchases and Sales of Fund Shares, page 21

16. State clearly that the Funds' Board of Directors, rather than the Fund, has adopted policies and procedures designed to deter frequent purchases and redemptions. See Item 6 (e)(2) of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

Loans of Portfolio Securities, page 29

17. Please disclose the Fund's policy on retaining the voting rights for securities on loan.

Investment Limitations, page 30

18. The Emerging Markets Debt Fund states in its key investments section that it will invest in sovereign debt securities. Please advise the staff whether your concentration policy should reflect investments in sovereign debt securities of any particular country.
19. It states that the fundamental policies "may not be changed without the vote of a majority of the outstanding voting securities of the relevant Portfolio (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")). Pursuant to Item 11 (c)(2) of the Form N-1A, please describe the vote required instead of stating as defined in the 1940 Act.
20. Fundamental Policy 3 states that each of the Funds may not "borrow money, except to the extent permitted under the 1940 Act." Please describe here or elsewhere in the

SAI, as appropriate, the extent permitted. (Same comment for Fundamental Policy 8 each of the Funds may not "issue senior securities, except for permitted borrowings or as otherwise permitted under the 1940 Act.")

21. Please add the word "net" in front of assets in the paragraph discussing investments in illiquid securities which follows the fundamental policies of the Funds. The sentence should read "In addition, it is contrary to the Funds' present policy…, more than 15% of a Fund's total net assets (based on current value) would then be invested in such securities.

Disclosure of Portfolio Holdings, page 32

22. Please describe how the policies and procedures apply to disclosure to different categories of persons, including individual investors, institutional investors, intermediaries that distribute the Fund's shares, third-party service providers, ratings and ranking organizations, and affiliated persons of the Funds. See Item 11 (f)(1)(i) of Form N-1A.

Compensation Table, page 41

23. The aggregate compensation from the Fund should be provided for the current fiscal year, estimating future payments that would be made under an agreement or understanding. Disclose in a footnote to the Compensation Table the period for which the information is given. See Instruction 2 to Item 12 (c)(1) of Form N-1A.

24. Please clarify the column headings for the Compensation Table. The name of the person, position, the aggregate compensation from the fund and the total compensation from the Fund and Fund complex paid to the directors should be disclosed. See Item 12 (c)(1) of Form N-1A.

Investment Manger, page 42

25. Pursuant to N-1A Item 14(a)(3)(iii) discuss the expense limitation provisions.

26. There is a statement that "The manager may voluntarily agree to waive its fee and/or reimburse the Fund for certain of its expenses." However, the fee table for both funds on pages 4 and 8 state "The manager has given a binding undertaking to the Stone Harbor Emerging Markets Debt Fund and Stone Harbor High Yield Bond Fund to limit the amount of the Fund's total annual expense…" The two statements are not consistent with each other, please adjust accordingly. In addition, please confirm whether the binding undertaking to limit the Fund's total annual expenses is a contractual agreement.

Portfolio Manager Compensation, page 44

27. Pursuant to Investment Company Release No. IC-26533, please describe with specificity for each type of compensation the criteria on which that type of compensation is based. In addition, state whether the performance based compensation is based on pre-tax or after-tax performance and identify any benchmark used to

measure performance. The information included in the SAI does not appear to meet the requirements of the Release.

GENERAL

28. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

29. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

30. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

31. Please note that effective June 12, 2006 the requirements for mandatory electronic filing of Section 17 fidelity bonds was adopted. See Release IC – 26990. Please ensure that the Form 40-17G is filed electronically.

TANDY LETTER

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that
- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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If you have any questions about these comments, please call Sheila Stout at 202-551-6987. In her absence please call Keith O'Connell at 202-551-6948.

Sincerely,

Sheila Stout
Senior Staff Accountant

Keith O'Connell
Senior Counsel